SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

 Date: May 15, 2003

Given Imaging Ltd.

(Exact name of registrant as specified in charter)

13 Ha’Yetzira Street, Yoqneam 20692, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

EXPLANATORY NOTE

On or about May 15, 2003, Given Imaging Ltd. sent to its shareholders of record copies of its 2002 Annual Report and its Notice of Annual General Meeting of Shareholders and Proxy Statement for a meeting to be held on June 18, 2003, in Israel. A copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this report as Exhibit 1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIVEN IMAGING LTD.
Date: May 16, 2003	By:	/s/ ZVI BEN DAVID

		Name:	Zvi Ben David
		Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1	Notice of Annual General Meeting of Shareholders and Proxy Statement, dated May 15, 2003.

3